UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ZeroFox Holdings, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

98955G 103

(CUSIP Number)

August 3, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955G 103
1.	Names of Reporting Persons ForgePoint Cybersecurity Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares
		6.	Shared Voting Power 5,919,355 shares (2)
		7.	Sole Dispositive Power 0 shares
		8.	Shared Dispositive Power 5,919,355 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,919,355 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by ForgePoint Cybersecurity Fund I, L.P. (“Cybersecurity LP”), ForgePoint Cyber Affiliates Fund I, L.P. (“Cyber Affiliates”), ForgePoint Cybersecurity GP-I, LLC (“Cybersecurity GP”), Donald Dixon (“Dixon”) and Juan A. Yepez (“Yepez” and with Dixon, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	These shares are held by Cybersecurity LP. Cybersecurity GP is the general partner of Cybersecurity LP and the Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	This calculation is based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 9, 2022 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 98955G 103
1.	Names of Reporting Persons ForgePoint Cyber Affiliates Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares
		6.	Shared Voting Power 68,825 shares (2)
		7.	Sole Dispositive Power 0 shares
		8.	Shared Dispositive Power 68,825 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,825 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	These shares are held by Cyber Affiliates. Cybersecurity GP is the general partner of Cyber Affiliates and the Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	This calculation is based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 9, 2022 with the SEC.

CUSIP No. 98955G 103
1.	Names of Reporting Persons ForgePoint Cybersecurity GP-I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares
		6.	Shared Voting Power 5,988,180 shares (2)
		7.	Sole Dispositive Power 0 shares
		8.	Shared Dispositive Power 5,988,180 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,988,180 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 5,919,355 shares held by Cybersecurity LP and (ii) 68,825 shares held by Cyber Affiliates. Cybersecurity GP is the general partner of Cybersecurity LP and Cyber Affiliates. The Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	This calculation is based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 9, 2022 with the SEC.

CUSIP No. 98955G 103
1.	Names of Reporting Persons Donald R. Dixon
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares
		6.	Shared Voting Power 5,988,180 shares (2)
		7.	Sole Dispositive Power 0 shares
		8.	Shared Dispositive Power 5,988,180 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,988,180 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 5,919,355 shares held by Cybersecurity LP and (ii) 68,825 shares held by Cyber Affiliates. Cybersecurity GP is the general partner of Cybersecurity LP and Cyber Affiliates. The Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	This calculation is based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 9, 2022 with the SEC.

CUSIP No. 98955G 103
1.	Names of Reporting Persons Alberto J. Yepez
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares
		6.	Shared Voting Power 5,988,180 shares (2)
		7.	Sole Dispositive Power 0 shares
		8.	Shared Dispositive Power 5,988,180 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,988,180 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 5,919,355 shares held by Cybersecurity LP and (ii) 68,825 shares held by Cyber Affiliates. Cybersecurity GP is the general partner of Cybersecurity LP and Cyber Affiliates. The Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	This calculation is based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 9, 2022 with the SEC.

Item 1.
(a)	Name of Issuer ZeroFox Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 1834 S. Charles St. Baltimore, MD 21230

Item 2.
(a)

Name of Person Filing

ForgePoint CyberSecurity Fund I, L.P. (“Cybersecurity LP”)

ForgePoint Cyber Affiliates Fund I, L.P. (“Cyber Affiliates”)

ForgePoint Cybersecurity GP-I, LLC (“Cybersecurity GP”)

Donald R. Dixon (“Dixon”)

Juan A. Yepez (“Yepez”)

(b)	Address of Principal Business Office or, if none, Residence 400 S. El Camino Real, Suite 1050 San Mateo, CA 94402
(c)	Citizenship
	Entities:	Cybersecurity LP	-	Delaware
		Cyber Affiliates	-	Delaware
		Cybersecurity GP	-	Delaware
	Individuals:	Dixon	-	United States of America
		Yepez	-	United States of America
	(d)	Title of Class of Securities Common stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number 98955G 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of August 15, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Cybersecurity LP (1)	5,919,355		5,919,355		5,919,355	5,919,355	5.0%
Cyber Affiliates (2)	68,825		68,825		68,825	68,825	0.1%
Cybersecurity GP (1)(2)			5,988,180		5,988,180	5,988,180	5.1%
Dixon (1)(2)			5,988,180		5,988,180	5,988,180	5.1%
Yepez (1)(2)			5,988,180		5,988,180	5,988,180	5.1%

(1)	Includes 5,919,355 shares held by Cybersecurity LP. Cybersecurity GP is the general partner of Cybersecurity LP and the Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.
(2)	Includes 68,825 shares held by Cyber Affiliates. Cybersecurity GP is the general partner of Cyber Affiliates and the Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.
(3)	This calculation is based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 9, 2022 with the SEC.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

ForgePoint Cybersecurity Fund I, L.P.

By:	ForgePoint Cybersecurity GP-I, LLC
its	General Partner

By:	/s/ Donald R. Dixon
	Name:	Donald R. Dixon
	Title:	Manager

ForgePoint Cyber Affiliates Fund I, L.P.

By:	ForgePoint Cybersecurity GP-I, LLC
its	General Partner

By:	/s/ Donald R. Dixon
	Name:	Donald R. Dixon
	Title:	Manager

ForgePoint Cybersecurity GP-I, LLC

By:	/s/ Donald R. Dixon
	Name:	Donald R. Dixon
	Title:	Manager

/s/ Donald R. Dixon
Donald R. Dixon

/s/ Alberto J. Yepez
Alberto J. Yepez

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of ZeroFox Holdings, Inc. is filed on behalf of each of us.

Dated: August 15, 2022

ForgePoint Cybersecurity Fund I, L.P.

By:	ForgePoint Cybersecurity GP-I, LLC
its	General Partner

By:	/s/ Donald R. Dixon
	Name:	Donald R. Dixon
	Title:	Manager

ForgePoint Cyber Affiliates Fund I, L.P.

By:	ForgePoint Cybersecurity GP-I, LLC
its	General Partner

By:	/s/ Donald R. Dixon
	Name:	Donald R. Dixon
	Title:	Manager

ForgePoint Cybersecurity GP-I, LLC

By:	/s/ Donald R. Dixon
	Name:	Donald R. Dixon
	Title:	Manager

/s/ Donald R. Dixon
Donald R. Dixon

/s/ Alberto J. Yepez
Alberto J. Yepez